Exhibit 99.2

Bit Brother Limited Announces Pricing of $50 Million Registered Direct Offering

CHANGSHA, China, July 14, 2023 -- Bit Brother Limited (“Bit Brother, ” “We” or the “Company”) (NASDAQ: BTB), announced today that it has entered into a securities purchase agreement with certain accredited investors to sell $50 million of its Class A Ordinary Shares in a registered direct offering.

Under the terms of the securities purchase agreement, Bit Brother has agreed to sell 200,000,000 Class A Ordinary Shares. The purchase price for one Class A Ordinary Share will be $0.25. The gross proceeds to Bit Brother are estimated to be $50 million before deducting the estimated offering expenses.

The registered direct offering is expected to close on or about July 18, 2023, subject to the satisfaction of customary closing conditions.

The Class A Ordinary Shares being sold pursuant to the registered direct offering are being made pursuant to a shelf registration statement on Form F-3 (File No. 333-256628), previously filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2021, amended on June 3, 2021 and declared effective on June 8, 2021. Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. When available, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website www.sec.gov or by contacting the Company, 15/F, Block A, Kineer Business Centre, 53 Binjiang Road, Yuelu District, Changsha, Hunan Province, China 410023.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Bit Brother Limited

Bit Brother Limited (formerly known as Urban Tea, Inc.) was incorporated in the British Virgin Islands as a company with limited liability on November 28, 2011. Our business currently consists of the distribution and retail of specialty tea products. We have conducted research and planning of our blockchain technology and cryptocurrency mining business since 2021 and started crypto mining operations in North America. For more information, please visit: www.bitbrother.com.

Forward-Looking Statements Disclaimer

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE Bit Brother Limited